SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 18 November 2002

                      The Governor and Company of the
                              Bank of Ireland
                                Head Office
                           Lower Baggot Street
                                 Dublin 2
                                  Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                             BANK OF IRELAND GROUP

                         SENIOR MANAGEMENT ANNOUNCEMENT

Bank of Ireland Group announces the appointment of Mr. Brian Goggin as Chief Executive of its Asset Management and Securities Services Division, effective from 1 April 2003, in succession to Mr. Willie Cotter. Mr. Cotter, who is retiring from his executive role, will remain as Chairman of Iridian Asset Management, the US investment management firm acquired by the Group last September, and will be available to the Division as a special advisor.

Brian Goggin is a member of the Court of Directors of Bank of Ireland Group and has been Chief Executive of Wholesale Financial Services for the past 6 years. He has served in a range of senior management positions in the Group, in Ireland, Britain and the United States. In addition to his new responsibilities, he will remain as Chairman of the Group Risk Policy Committee and will retain responsibility for Group Credit and Group Market Risk functions.

Willie Cotter joined the Group in 1972. Following 12 years in IBI Corporate Finance, he transferred to the Asset Management business in 1984 and became its Chief Executive in 1986.

Mike Soden, Group Chief Executive, Bank of Ireland Group, commented:

"Willie Cotter and his team have created a very successful set of businesses for the Group. Both Bank of Ireland Asset Management and Bank of Ireland Securities Services are domestically and internationally respected and commercially successful, generating more than 10% of total Group profits. The appointment of an executive of Brian Goggin's calibre and seniority to head up this Division is a signal of our intent for the future of these activities".

The Group has also announced that it will appoint Mr. Denis Donovan, currently Head of Bank of Ireland Treasury and International Banking, to replace Brian Goggin as Chief Executive, Wholesale Financial Services. He will also join the Senior Executive Group.


Ends

18 November 2002


Enquiries: David Holden          Corporate Communications     353 1 604 3833
           Mary King             Investor Relations           353 1 604 3501
           Bernadette Godley     BIAM                         353 1 661 6433




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 The Governor and Company
                                                 of the Bank of Ireland

                                                 T.H. Forsyth
                                                 Group Secretary

                                                 Date: 18 November 2002